United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT OF 1934.

Commission File Number: 000-26037

Visual Bible International, Inc. (Exact name of registrant as specified in its charter)
9741 Preston Rd. Suite 200 Frisco, TX 75034 (469) 853-2439 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common (Title of each class of securities covered by this Form)
N/A (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☒	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 -------- ☐

Approximate number of holders of record as of the certification or notice date: 901

Pursuant to the requirements of the Securities Exchange Act of 1934 Visual Bible International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 17, 2008	By:	/s/ Don Bauer
Don Bauer, its President/CEO